Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES RETIREMENT OF JIM SCARBOROUGH, EFFECTIVE NOVEMBER 3, 2008

--Scarborough to Remain Chairman of the Board--

ANDREW HALL TO BECOME CHIEF EXECUTIVE OFFICER

HOUSTON, TX, September 26, 2008 - Stage Stores, Inc. (NYSE: SSI) today announced that as part of its planned succession process, effective November 3, 2008, Jim Scarborough, Chairman and Chief Executive Officer, will be retiring after more than eight years with the Company. Scarborough, 58, will continue as Chairman of the Board. Upon the effective date of Scarborough's retirement, Andrew Hall, President and Chief Operating Officer, will assume the position of President and Chief Executive Officer. Hall, 47, who joined the Company in February 2006, will also continue to serve on the Company's Board of Directors.

As President and CEO, Hall will be responsible for the continued development and execution of the Company's strategic long term growth plans, and will oversee all daily operational aspects of the business.

"I have worked with Andy for almost 3 years, and I am confident that he is the right choice to lead Stage Stores," said Scarborough. "His unique combination of strategic vision and hands-on management experience will allow him to successfully lead our company through years of profitable future growth.

"I'd like to take this opportunity to say thank you to so many people for their help and support during the last eight years, and for having had the privilege of leading this wonderful company. I look forward to serving in my continued role as Chairman of our

--more--

Board of Directors, and I know I will enjoy watching Andy take our company to even greater heights in the years ahead," Scarborough concluded.

"We want to sincerely thank Jim for the outstanding job that he did as our CEO, and for his invaluable contributions to our Company," commented Hall. "Jim not only played the lead role in our successful reorganization efforts, but he was also instrumental in bringing about many needed changes and improvements in our business. Jim has been an outstanding leader of our Company and we wish him the very best as he begins this new phase of his life.

"As President and COO for nearly 3 years, I have had the opportunity to work on every aspect of our business, which will ensure a very smooth transition. I look forward to assuming the position of President and CEO, and to collaborating with the other members of our Stage management team, as we work to strengthen our position as the leading small town retailer of nationally branded family apparel," Hall concluded.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 729 stores located in 38 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central, Southwestern and Northwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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